United States securities and exchange commission logo





                              May 17, 2022

       Keith Jones
       Interim Chief Financial Officer
       Rambus Inc.
       4453 North First Street, Suite 100
       San Jose, California 95134

                                                        Re: Rambus Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarter Ended March 31, 2022
                                                            File No. 000-22339

       Dear Mr. Jones:

               We have reviewed your May 10, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 27, 2022 letter.

       Form 10-Q for the Quarter Ended March 31, 2022

       Financial Statements
       Notes to Consolidated Financial Statements
       10. Convertible Notes, page 18

   1. We note your disclosure that the 2023 partial repurchase of notes resulted in the conversion feature and
warrants being subject to derivative accounting. Please tell us the features of the
repurchase that necessitated derivative accounting and explain to us how this loss on the fair
value adjustment of derivatives was determined or calculated. In this regard, we note no
disclosures regarding fair value measurements of derivatives.
 Keith Jones
Rambus Inc.
May 17, 2022
Page 2

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameKeith Jones                           Sincerely,
Comapany NameRambus Inc.
                                                        Division of Corporation
Finance
May 17, 2022 Page 2                                     Office of Manufacturing
FirstName LastName